UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-9119
Report Date: August 24, 1998 (inception) to December 31, 1998



In the Matter of:
Central and South West Corporation
CSW Energy Services, Inc.

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW) pursuant to an order issued by the Securities and Exchange Commission dated August 24, 1998 (HCAR 35-26910). This matter requires the filing of quarterly reports by CSW to the commission, concerning the business activities and financings carried out pursuant to the authorizations granted by this order, to contain the following information: (a) balance sheets and income statements for CSW Energy Services, Inc. (Services) as of the end of the reporting period covered; (b) a statement showing (i) revenues of Services derived from the EV Business in the states comprising the Service Areas and (ii) revenues derived from the EV Business in all other states, both during the period covered and cumulatively; (c) a description of expenditures and investments made by CSW and/or Services in EV Business activities, both during the period covered and cumulatively, including details in tabular form as to : (i) the amount(s) invested, the identity of all other corporations, parties or joint ventures involved, the percentage of Services' investment in joint arrangements, and a description of the activities being conducted, (ii) third party financing used to finance EV Business activities conducted by any entity in which CSW and/or Services has a direct or indirect ownership interest and
(iii) financing obtained by CSW and/or Services in order to engage in EV Business activities; (d) a description of any state utility commission findings

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concerning EV Business activities or related  transactions,  and (to be filed as exhibits) copies of all applications to, and orders issued by, such commissions pertaining to EV Business activities or related transactions; and (e) a narrative description of Services' EV Business activities during the reporting period, including but not limited to, narrative information relating to all EV Business related contracts (i) with unrelated parties and (ii) between or among CSW system companies; and, provided further, that no later than August 15th of each year, Applicants will file balance sheets for Services as of June 30th of that year and income statements for Services for the six-month period ending June 30th of the year. This is the intial report and covers the period from inception, August 24, 1998 through December 31, 1998.



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The requested  information for the reporting  period from inception,  August 24,
1998 through December 31, 1998, is as follows:

a) Copies of Services balance sheet and income statement for the reporting period ended December 31, 1998 are included in Exhibit 1 which is being filed confidentially under Form SE.

b) i. Revenue derived from states within the service area: For the reporting period ended December 31, 1998: $75,279 Inception to date: $75,279

     ii. Revenue derived from states outside of the service area: For the reporting period ended December 31, 1998: $40,952 Inception to date:
          $40,952


c) Description of expenditures and investments made by CSW and/or Services in the EV business for the reporting period ended December 31, 1998 and, inception to date, are attached in Exhibit 2.

d)   State Commission findings concerning EV Business activities:  None

e)   Description of Services EV Business activities during the reporting period:

          CSW TotalEV commenced its business of distributing electric bicycles and related products following SEC approval in late August of 1998. During its first quarter of operations (the fourth quarter of 1998), TotalEV placed approximately 450 environmentally-friendly E-bike products into the market place. Approximately 50 bicycle shops were retailing electric bikes and scooters in CSW's targeted market area as of the end of 1998.

           At the close of 1998, TotalEV maintained its original agreements to distribute E-bikes and related products with Currie Technologies (US ProDrive electric bikes) and ZAP Power Systems (ZAP electric bikes and electric scooters). TotalEV has not signed any contracts beyond those established concurrent with the start of the business. No contracts are in place with any other unrelated parties or among CSW system companies.


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                                S I G N A T U R E


      As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Corporation has duly caused this report to be signed on its behalf on this 16th day of February 1999.

                                           Central and South West Corporation
                                           CSW Energy Services, Inc.

                                            /s/    Lawrence B. Connors
                                                   Lawrence B. Connors
                                                   Controller and Chief
                                                   Accounting Officer



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                                INDEX TO EXHIBITS






Exhibit
Number        Exhibit


1 Balance sheet and income statement for the reporting period ended December 31, 1998 are filed confidentially under Form SE.

2 Description of expenditures and investments made by CSW and/or Services in the EV Business for the reporting period ended December 31, 1998 and inception to date.